SKY PETROLEUM, INC.
401 Congress Avenue, Suite 1540
Austin, Texas 78701
Phone:  (512) 687-3427

June 12, 2006

Via:   Facsimile and EDGAR

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Attention:   Ms. Donna Levy

Re:	Response Letter to SEC Comments to From S-1 Filed February 13, 2006, as amended by Form S-1/A Filed April 24, 2006 File No. 333-131806

Ladies and Gentlemen:

        On behalf of Sky Petroleum, Inc. (the “Company”), we hereby respectfully submit this response to comments made by the Securities and Exchange Commission (“SEC”) on April 27, 2006 in regard to the Form S-1/A filed by the Company on April 24, 2006 (File No. 333-131806).

SEC Comments:

Undertakings, page II-4

1.	Please provide the undertaking required by Item 512(a)(6)

Company Response:

1.	The Company filed, on June 12, 2006, an Amended Form S-1 Registration Statement which contains the undertaking required by Item 512(a)(6), as requested by the SEC comment. The undertaking may be found in the “Undertakings” section, heading (a)(5), page II-4 of the Amended Form S-1.

Very truly yours, SKY PETROLEUM, INC. /s/ Michael Noonan Michael Noonan VP Corporate and Secretary